Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April, 2010

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Minutes of General Shareholders’ Meeting held on April 28th, 2010

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of General Shareholders’ Meeting held on April 28th, 2010

Date, Time and Location:
April 28th, 2010, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Attending: (i) shareholders representing 60.69% of the social capital (being 95.43% voting shareholders and 40.88% preferred shareholders); (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) members of the Fiscal Council of the Company; and (v) Mr. Alexandre Heinermann, registered with CRC nr 1SP228175/O-0, representing KPMG Auditores Independentes, independent audit firm of the Company.

Publications:
Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the State of São Paulo)” on April 13th, 14th and 15th, 2010, pages 35, 48 and 53, respectively, and “Valor Econômico” on April 13th, 14th and 15th, 2010, pages B11, C3 e D7, respectively.

Notice to Shareholders: Waived, due to the publication of the documents referred to in Article 133 of the Brazilian Corporate Law, in the newspapers “Diário Oficial do Estado de São Paulo” on February 26th, 2010, pages 118 to 128 and “Valor Econômico” on February 26th, 2010, pages A17 to A28.

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

Chairman and Secretary of the Meeting:
Chairman – Luiz Antonio de Sampaio Campos
Secretary – Rafael Padilha Calábria

Order of the day:
In accordance with the published Call Notice.

Discussed and approved matters:
Preliminary, it was approved that the minutes of this Meeting would be written out as a summary, pursuant to Article 130, first paragraph of the Brazilian Corporate Law and the publication of the minutes omitting signatures was authorized, pursuant to third paragraph of Article 130.

1.	At the General Shareholders’ Meeting:

1.1.
Approved, without amendments or qualifications, with the abstention of those legally restricted, the report and accounts of the Company's management, the financial statements and notes to the financial statements, as well as the report from our independent auditors referring to the year ended on December 31st, 2009.

1.2.	Approved, without amendments or qualifications, the capital budget proposed by the management for the fiscal year 2010.

1.3.
Approved, without amendments or qualifications, the destination of net earnings for the fiscal year ended on December 31st, 2009, in the total amount of R$ 466,747,829.11 (four hundred and sixty-six million, seven hundred and forty-seven thousand, eight hundred and twenty-nine reais and eleven cents) , as follows:

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

a)	R$ 23,337,391.46 (twenty-three million, three hundred and thirty-seven thousand, three hundred and ninety-one reais and forty-six cents) will be allocated to legal reserves;

b)
R$ 164,848,793.85 (one hundred and sixty-four million, eight hundred and forty-eight thousand, seven hundred and ninety-three reais and eighty-five cents) will be allocated to reserve of retained profits, pursuant to the terms of Article 196 of the Brazilian Corporate Law, based on the capital budget approved in this Meeting; and

c)
R$ 278,561,643.80 (two hundred and seventy-eight million, five hundred and sixty-one thousand, six hundred and forty-three reais and eighty cents) will be allocated to the payment of dividends to holders of common and preferred shares, of which R$ 119,160,417.90 (one hundred and nineteen million, one hundred and sixty thousand, four hundred and seventeen reais and ninety cents) were paid as interim dividends of R$ 0.89 (eighty-nine cents) per common and preferred share, as approved by the Board of Directors on August 12th, 2009. The remaining balance of the dividends approved herein, equivalent to R$ 159,401,225.90 (one hundred fifty-nine million, four hundred and one thousand, two hundred twenty-five reais and ninety cents) was paid to shareholders from March 12th, 2010 on, amounting to a dividend per share equivalent to R$ 1.19 (one real and nineteen cents) per common and preferred share, without remuneration or monetary restatement. Therefore, the amount of dividends distributed in the fiscal year amounted to a dividend per common or preferred share of R$ 2.08 (two reais and eight cents).

1.4.	Approved the election of the persons listed below as members of the Board of Directors, with mandate up to the General

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

Shareholders’ Meeting to be held in 2011 in order to examine the documents referred to in Article 133, of the Brazilian Corporate Law, related to the current fiscal year:

a)
in separate voting, as set out in item I, of paragraph 4, Article 141 of the Brazilian Corporate Law, the shareholder Parth Investment Company, holder of common shares representing 18.84% of the voting capital  elected Mr. RENATO OCHMAN, Brazilian, married, lawyer, registered with OAB/SP under nr 82.152 and holder of CPF/MF nr 375.739.690-15, whose offices are located at Av. Brigadeiro Faria Lima, nr 1461 – 11th floor, Jardim Paulistano, in the City and State of São Paulo;

b)
in separate voting, as set out in subparagraph I, of paragraph 4, Article 141 of the Brazilian Corporate Law, requested by the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Dodge & Cox International Stock Fund, Dodge & Cox Global Stock Fund, Dodge& Cox Worldwide Funds PLC, it was verified that holders of 31.80% of the preferred shares elected Mr. LUIZ CARLOS TEIXEIRA, Brazilian, married, bank employee, holder of Identity Card RG nr 3833390 and CPF/MF nr 048.344.108-20, resident and domiciled in the city of Ribeirão Preto, in the state of São Paulo State, at Rua Rui Barbosa, nr 522, aptº 42;

c)
as approved by the majority of holders of common shares, representing 76.59% of the voting capital, who elected Mr.: PAULO GUILHERME AGUIAR CUNHA, Brazilian, married, engineer, holder of Identity Card RG nr 4.554.607/SSP-SP and CPF/MF nr 008.255.498-68, with business address at Av. Brigadeiro Luiz Antônio, nr 1343 - 9th floor, Bela Vista, in the City and State of São Paulo;

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

LUCIO DE CASTRO ANDRADE FILHO, Brazilian, married, engineer, holder of Identity Card RG nr 3.045.977/SSP-SP and CPF/MF nr 061.094.708-72, with business address at Av. Brigadeiro Luiz Antonio, nr 1343 – 9th floor, Bela Vista, in the City and State of São Paulo; ANA MARIA LEVY VILLELA IGEL, Brazilian, widow, businesswoman, holder of Identity Card RG nr 2.821.401/SSP-SP and CPF/MF nr 513.400.208-82, with business address at Av. Brigadeiro Luiz Antonio, nr 1343 – 5th floor, Bela Vista, in the City and State of São Paulo; PAULO VIEIRA BELOTTI, Brazilian, married, engineer, holder of Identity Card RG nr 946.526-1/IFP-RJ and CPF/MF nr 001.388.357-72, with offices at Rua do Ouvidor, nr 60, room 1104, Centro, in the City and State of Rio de Janeiro; OLAVO EGYDIO MONTEIRO DE CARVALHO, Brazilian, legally separated, industrial, holder of Identity Card RG nr 01.585.449-0/IFP-RJ and CPF/MF nr 007.260.107-82, with business address at Ladeira Nossa Senhora, nr 163 – 7th floor, in the City and State of Rio de Janeiro; and NILDEMAR SECCHES, Brazilian, widower, engineer, holder of Identity Card RG nr 3.997.339-6/SSP-SP and CPF/MF nr 589.461.528-34, with business address at Av. Escola Politécnica, nr 760, Jaguaré, in the City and State of São Paulo.

1.5.
Approved, without amendments or qualifications, a maximum global annual limit for the compensation for the Management, of R$ 20,150,000,00 (twenty million, one hundred and fifty thousand reais), pursuant to the terms of the proposal submitted and as published by the Company.

1.6.
Approved the election of the persons below qualified as effective and alternate members of the Fiscal Council, with a mandate up to the General Shareholders’ Meeting to be held in 2011 in order to examine the documents referred to in Article

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

133, of the Brazilian Corporate Law, related to the current fiscal year:

a)
In separate voting, as set out in subparagraph a of paragraph 4, Article 161 of the Brazilian Corporate Law, among the preferred shareholders present at the Meeting, the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI indicated Mr. Antonio Carlos Ramos Pereira, Brazilian, divorced, professor, registered under CPF/MF nr 129.516.926/68, resident and domiciled in the City of Belo Horizonte, Minas Gerais, at Rua Benjamin Flores, nr 123/101,  as effective member, and Mr. Sérgio Paulo Silva, Brazilian, married, bank employee and economist, registered under CPF/MF nr 011.664.506/78, resident and domiciled in the City of Belo Horizonte, Minas Gerais, at Rua Gonçalves Dias, nr 2283, apto 1701, as alternate member; both elected by the majority of holders of preferred shares present, representing 27.17% of the preferred shares;

b)
In separate voting, as set out in subparagraph a of paragraph 4, Article 161 of the Brazilian Corporate Law, indicated by minority shareholders representing 10.55% of the voting capital, as effective member, Mr. Wolfgang Eberhard Rohrbach, German, married, economist, registered under CPF/MF nr 016.771.448-15, resident and domiciled at Rua Marechal Deodoro nr 135, 32d, Santo Amaro, in the City and State of São Paulo, and, as alternate member, Miss Tânia Maria Camilo, Brazilian, single, lawyer, registered under CPF/MF nr 726.204.557-15, resident and domiciled at Rua da Selva, 157, Alto da Boa Vista, in the City and State of Rio de Janeiro;

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

c)
Approved by the majority of holders of common shares, representing 66.05% of the voting capital, who elected, as efective members, Mr. Flavio César Maia Luz, Brazilian, married, civil engineer, registered under CPF/MF nr 636.622.138-34, resident and domiciled at Alameda Canadá, 162, Alphaville 2, in the City of Barueri, in the State of São Paulo; Mario Probst, Brazilian, married, accountant and business administrator, registered under CPF/MF nr 029.415.318-74, resident and domiciled at Rua Robélia, 614, Jardim Prudência, in the City and State of São Paulo; and Raul Murgel Braga, Brazilian, married, lawyer, registered under CPF/MF nr 004.612.707-06, resident and domiciled at Rua Joaquim Nabuco, 238, apto 702, Ipanema, in the City and State of Rio de Janeiro; and as alternate members, Mr. Márcio Augustus Ribeiro, Brazilian, married, production engineer, registered under CPF/MF nr 006.211.088-80, resident and domiciled at Alameda Canadá, 43, in the City of Vinhedo, and in the State of São Paulo; Mr. Katuyoshi Utiyama, Brazilian, married, industrial engineer and business administrator, registered under CPF/MF nr 065.361.828-04, resident and domiciled at Rua Dom Macário nr 1100, Jardim da Saúde, in the City and State of São Paulo; and Pedro Ozires Predeus, Brazilian, married, accountant, registered under CPF/MF nr 005.474.508-00, resident and domiciled at Rua Marechal Hastimphilo de Moura, 338-C, apto 23-B, in the City and State of São Paulo.

1.7.
Approved, without amendments or qualifications, the remuneration for the members of the Fiscal Council, for those designated as president and secretary of the Fiscal Council to receive a monthly compensation of R$ 10,700.00 (ten thousand

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

and seven hundred reais) and other effective members to receive a monthly compensation of R$ 9,950.00 (nine thousand and nine hundred and fifty reais).

Observations:

(i)
The members of the Board of Directors and the Fiscal Council, hereby elected, upon the signature of the respective deeds of investiture filed at the Company’s headquarters, previously consulted, have declared that there are no ongoing impediments which would prevent them from exercising their activities in the designated offices, that they do not hold positions in companies which can be considered to be competitors of the Company and that they do not have any conflict of interest with the Company, in accordance with Article 147 of the Brazilian Corporate Law and with the Instruction nr 367/02; and

(ii)
Except where otherwise stated, all the deliberations of the Meeting were approved by all those common shareholders present, except for Parth Investments Company LLC, Mr. Renato Ochman, National Elevator Industrial Pension and City of Philadelphia Public Employees who abstained from voting.

As there were no further matters to be discussed, the Meeting was wound up, and these Meeting minutes were presented, read, approved and duly signed by the shareholders present.

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

ULTRA S.A. PARTICIPAÇÕES

PAULO GUILHERME AGUIAR CUNHA, as a shareholder and Chairman of the Board of Directors of the Company

PEDRO WONGTSCHOWSKI – Chief Executive Officer

MONTEIRO ARANHA S.A.

RENATO OCHMAN, and as proxy of PARTH INVESTMENT COMPANY LLC

ANTONIO PEREZ

DODGE & COX WORLDWIDE FUNDS PLC; DODGE & COX INTERNATIONAL STOCK FUND; DODGE & COX GLOBAL STOCK FUND

DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL IV LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC

KEMNAY DYBRA LLC; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYC FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES

GROUPER EQUITY LLC; SNAPPER EQUITY LLC

SQUADRA MASTER LONG-BIASED FUNDO DE INVESTIMENTO EM AÇÕES; SQUADRA MASTER LONG-ONLY FUNDO DE INVESTIMENTO EM AÇÕES

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

ABEERDEN CANADA – EMERGING MARKETS FUND; ABERDEEN GLOBAL – ABERDEEN EMERGING MARKETS EQUITY FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACADIAN EMERGING MARKETS EQUITY FUND; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; AT&T UNION WELFARE BENEFIT TRUST; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BLACKROCK GLOBAL FUNDS; BLACKROCK LATIN AMERICA FUND, INC; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND; CITY OF PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; CMLA EMERGING MARKETS FUND; COLLEGE RETIREMENT EQUITIES FUND; CRM GLOBAL OPPORTUNITY FUND; CRM INTERNATIONAL OPPORTUNITY FUND; DESJARDINS EMERGING MARKETS FUND; DGAM EMERGING MARKETS EQUITY FUND LP; DIMENSIONAL FUNDS II, PLC; DIMENSIONAL FUNDS PLC; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MARKETS FUND; EMERGING GLOBAL SHARE DOW JONES EMERGING MARKETS TITANS COMPOSITE INDEX FUND; EMERGING GLOBAL SHARE INDEX BRAZIL INFRASTRUCTURE INDEX FUND; EMERGING MARKETS EQUITY TRUST 3; EMERGING MARKETS INDEX NON-LENDABLE FUND B;

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA; GENERAL CONFERENCE CORPORATION OF SEVENTH-DAY ADVENTIST; GENESIS EMERGING MARKETS FUND FOR CANADA; GENESIS EMERGING MARKETS LTD PARTNERSHIP; HALLIBURTON CO. EMPLOYEE BENEFIT MASTER TRUST; HANSBERGER INTERNATIONAL SERIES EMERGING MARKETS FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; IBM SAVINGS PLAN; INSTITUTIONNEL 3D; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI EMERGING MARKETS INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; MFS MERIDIAN FUNDS – LATIN AMERICA EQUITY FUND; ; MICROSOFT GLOBAL FINANCE; THE MONETARY AUTHORITY OF SINGAPORE; MORGAN STANLEY STRATEGIST FUND; MU ABERDEEN FUND, GEM2 PORTFOLIO, MUNICIPAL EMPLOYEES ANNUITY AND BENEFIT FUND OF CHICAGO; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; NATIONAL ELEVATOR INDUSTRY PENSION PLAN; NATIONAL PENSION SERVICE; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; PENSIONSKASSERNES ADMINISTRATION A/S; PPL SERVICES CORPORATION MASTER TRUST; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; RAYTHEON COMPANY MASTER TRUST; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUNDS; STATE OF NEW JERSEY COMMON PENSION FUND D; STATE OF NEW MEXICO EDUCATIONAL RETIREMENT BOARD; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS; THE ADVISOR’S INNER CIRCLE FUND II – AB EMERGING MARKETS FUND; THE CITY OF EDINBURGH COUNCIL ; THE EMM UMBRELLA FUNDS; THE FUTURE FUN BOARD OF GUARDIANS; THE GENESIS EMERGING MARKETS INVESTMENT COMPANY (SICAV); THE MASTER TRUST BANK OF JAPAN LTD RE MTBC400035147; THRIVENT PARTNER EMERGING MARKETS PORTFOLIO; THRIVENT PARTNER WORLDWIDE ALLOCATION FUND; UAW RETIREE MEDICAL BENEFITS TRUST; UPS GROUP TRUST; VAN KAMPEN SERIES FUND, INC, VAN KAMPEN EMERGING MARKETS FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUND; WEST VIRGINIA INVESTMENT MANAGEMENT BOARD; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P.; WILMINGTON INTERNATIONAL EQUITY FUND SELECT, L.P.; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND

GENESIS EMERGING MARKETS FUND LIMITED; NORGES BANK; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICA EQUITY FUND; THE UNIVERSAL INSTITUTIONAL FUNDS, INC, EMERGING MARKETS EQUITY PORTFOLIO; MORGAN STANLEY EMERGING MARKETS FUND, INC; MORGAN STANLEY INSTITUTIONAL FUND, INC, EMERGING MARKETS PORTFOLIO, MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; VANGUARD INVESTMENT SERIES, PLC; ABERDEEN DEVELOPING MARKETS FUND; JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTREE FOR THE SUMINOTO TRUST & BANKING CO, LTD, AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; PENN SERIES EMERGING MARKETS EQUITY FUND; EMPLOYEES RETIREMENT SYSTEM OF TEXAS; DEVON COUNTY COUNCIL; AUSTRALIAN REWARD INVESTMENT ALLIANCE; WASHINGTON STATE INVESTMENT BOARD; UNIVERSITIES SUPERANNUATION SCHEME LTD.

(Minutes of General Shareholders’ Meeting of Ultrapar Participações S.A. on 04/28/2010)

ALEXANDRE HEINERMANN – CRC nr 1SP228175/O-0 – Auditor of KPMG Auditores Independentes

WOLFGANG EBERHARD ROHRBACH – Member of the Fiscal Council

MARIO PROBST – Member of the Fiscal Council

RAUL MURGEL BRAGA – Member of the Fiscal Council

FLAVIO CÉSAR MAIA LUZ – Member of the Fiscal Council

LUIZ ANTONIO DE SAMPAIO CAMPOS - Chairman of the Meeting

RAFAEL PADILHA CALÁBRIA – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2010
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Minutes of General Shareholders’ Meeting)